SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of October, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ n.º 33.700.394/0001 -40
NIRE 35300102771

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON OCTOBER 24th, 2008.

PLACE AND TIME: Av. Eusébio Matoso, No. 891, 22nd floor – São Paulo - SP, at 12h00 p.m.

CHAIRMAN: Pedro Sampaio Malan

QUORUM: More than half of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

1. The directors who attended this meeting resolved to amend the current Stock Repurchase Program (“Program”) of the Company, which was approved by this Board of Directors on February 13th, 2008, in order to increase the limit of shares that may be acquired under the Program. The Company is now authorized to acquire up to 40.000.000 (forty million) Units, Share Certificates representing one preferred share issued by the Company and one preferred share issued by Unibanco Holdings S.A.

2. All the other terms and conditions of the Program approved on February 13th, 2008, including its term, shall be maintained, as follow:

a) Allocation of shares acquired under the terms of the Program: The shares will be kept as treasury stock, for further sale or cancellation, without share capital reduction;

b) Securities to be acquired: Share Certificates (Units) representing one preferred share issued by the Company and one preferred share issued by Unibanco Holdings S.A, which are negotiated in the Brazilian market;

c) Limit of shares to be acquired: up to 40.000.000 (forty million) Units;

d) Events and Amounts to be acquired: to be decided by the Board of Executive Officers;

e) Purpose of the Repurchase of the Shares: application of the available resources from the Company’s balance of profits and existing reserves, except those forbidden under the terms of article 7 of the CVM Normative Rulling N. 10/80;

f) Price: the acquisition of the shares shall be made under market prices;

g) Intermediaries: the acquisition will be intermediated by Unibanco Securities – Corretora de Valores Mobiliários e Câmbio S.A (current denomination of Unibanco Investshop Corretora de Valores Mobiliários S.A.), with its head office at Avenida Eusebio Matoso, 891, in the city of São Paulo, State of São Paulo, or by any other that may be defined by the Board of Officers;

h) Term: the authorization approved on February 13th, 2008 and hereby amended will valid until Februaru 14th, 2009.

3. Last, in what refers to the current amount of outstanding shares held in treasury, this

Board resolves that it shall be recorded in this minute that:

(i) there are 1.273.778.386 outstanding preferred shares issued by the Company and 1.066.421.611 outstanding preferred shares issued by Unibanco Holdings S.A, as of October 23rd, 2008; and

(ii) under the terms of the Program approved on February 13th, 2008, there has been acquired, as of October 23rd, 2008, 8.805.600 Units. Therefore, there are 22.661.086 preferred shares issued by the Company and 1.066.421.611 preferred shares issued by Unibanco Holdings S.A currently held in treasury.

São Paulo, October 24th, 2008. (aa) Pedro Sampaio Malan, Pedro Moreira Salles, Francisco Eduardo de Almeida Pinto, Joaquim Francisco de Castro Neto, Israel Vainboim, Guilherme Affonso Ferreira.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 24, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.